[Letterhead of Noranda Aluminum Holding Corporation]

April 10, 2010

Kevin Stertzel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:          Noranda Aluminum Holding Corporation
Supplemental response following April 9, 2010 phone call
File Number 333‑150760

Dear Mr. Stertzel:

Following the conference call on April 9, 2010 between representatives of the Company and the Division of Corporate Finance, the Company respectfully provides the following supplemental information.

1.                   Information related to the CODM’s decision making criteria and limitations in the current management reporting package

On the April 9, 2010 conference call, the Company’s representatives, including its CODM, discussed with the Staff the CODM’s decision making criteria for pursuing the acquisition of the St. Ann bauxite and Gramercy alumina operations, which was namely to ensure a secure supply of alumina at a cost that contributed to lowering the cost of producing a pound of aluminum.  The Company’s representatives advised the Staff that the justification for the acquisition was closely related to how the CODM reviews financial results to make decisions regarding resource allocation and performance assessment.

•         Management’s fundamental justification for the acquisition of St. Ann and Gramercy, followed by their inclusion with New Madrid as a single segment, rested on the commercial premise of integrated aluminum production, which the Company explains in detail in its Form S-1. The Company further explained its steps to structure the management of the three locations such that resource allocation, performance evaluation and commercial decisions would be made exclusively through the lens of how those decisions affected the cash cost of producing a pound of aluminum.

•         The Company provided additional background regarding the period immediately following the August 31, 2009 acquisition of St Ann and Gramercy. Due to the bargain purchase elements of the acquisition, the need for reassessment of the 50% the Company owned prior to acquisition, the search for unrecorded liabilities and general uncertainty the Company faced, a segment leader, currently the COO, was named to lead integration efforts.  These integration efforts were only four months underway at December 31, 2009.

•         On the April 9, 2010 conference call, the CODM reaffirmed the assertions made in the Company’s March 29, 2010 comment letter response that the Management Package provided to the CODM is the standard reporting package utilized by the COO/Upstream Segment Leader. The Management Package was not prepared specifically for use by the CODM. This package is a familiar platform for discussion of integration efforts since the acquisition, de-layering of management levels within the segment, restructuring and permanently lowering costs.

The CODM acknowledged the limitations of the current reporting package—providing too much detail in areas not strategic to the Company’s long term goals, and too little insight into the key drivers which create value. However, recognizing the temporary utility of the current package as compared to none at all, the Company’s representatives advised the Staff that the Company is developing a stream-lined package which will provide more relevant and higher summary information appropriate for the CODM and his need for information.

Mr. Kevin Stertzel
Securities and Exchange Commission
April 10, 2010

2.                   Information to support management’s assertion that market dynamics of price and volume for bauxite, alumina and aluminum move together.

In its March 29, 2010 response to the Staff’s comment letter of March 19, 2009, the Company made the following statement: “The relationship of the New Madrid, Gramercy, and St. Ann operations essentially require that decisions be made at the integrated upstream business level and not at the facility level.” This statement was relevant to the Company’s application of paragraph (b) of ASC 280-50-1, because it explains why the operating results are regularly reviewed by the Company’s CODM at the upstream business level and not at the component level.

In expanding upon the point, the Company provided two statements as support, the first of which was discuss on this morning’s call: “First, market dynamics of price and volume for bauxite, alumina and aluminum move together.” On the call, the Staff questioned how the market dynamics of bauxite, alumina, and aluminum moved together.  The Company believes the following chart illustrates clear historical linkages in the volumes of bauxite, alumina and aluminum. This relationship is particularly evident in 1Q09 as New Madrid’s production decreased in response to the smelter outage, and then subsequently returned as New Madrid restored capacity and the effects of the global economic contraction subsided.

On the April 9, 2010 conference call, the Company’s representatives advised the Staff that market pricing of aluminum and smelter grade alumina are closely linked, in that smelter grade alumina is typically priced as a percentage of the LME aluminum price. The Company’s representatives also advised the Staff that market pricing of chemical grade alumina and bauxite are both linked in varying proportions to the LME aluminum price, although the tenor of contracts makes this relationship less apparent than is the case with alumina.

On the April 9, 2010 conference call, the Company’s representatives advised the Staff that certain factors in the pre-acquisition periods disguised the relationships between market pricing dynamics bauxite, alumina and aluminum. Principal among these factors is the historical cost-based transfer pricing of alumina sold by Gramercy to its owners, transfer pricing between St. Ann and Gramercy that is fixed by the Government of Jamaica, and biennially negotiated contracts between St. Ann and its primary third party customer.  In post-acquisition periods beginning in 2010, the market pricing dynamics will be more clearly reflected in the financial results of Gramercy and St. Ann due to post-acquisition commercial changes that tie all smelter grade alumina sales and primary third party bauxite sales to the LME aluminum price.

* * * * *

                                                                                                                                                              Sincerely,

                                                                                                                                                              /s/ Robert B. Mahoney

                                                                                                                                                              Robert B. Mahoney
                                                                                                                                                              Chief Financial Officer